SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549












                 NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940












                             THE VICTORY PORTFOLIOS
                            ------------------------
                            Exact Name of Registrant


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                            NOTIFICATION OF ELECTION

               The undersigned registered open-end investment company, on behalf of its series listed on Schedule A attached hereto, hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940, as amended (the "1940 Act"). It is understood that this election is irrevocable while such Rule is in effect unless the Commission order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

               Pursuant to the requirements of Rule 18f-1 under the 1940 Act, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 16th day of June, 2000.

                             Signature:  THE VICTORY PORTFOLIOS


                             By:   /s/ Robert D. Hingston
                                ----------------------------------------
                                            Robert D. Hingston
                                            Secretary


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                                   SCHEDULE A

                          TO THE FORM N-18F-1 ELECTION

                                       OF

                             THE VICTORY PORTFOLIOS

1.      Balanced Fund
2.      Convertible Securities Fund
3.      Diversified Stock Fund
4.      Equity Income Fund
5.      Established Value Fund
6.      Fund for Income
7.      Growth Fund
8.      International Growth Fund
9.      Intermediate Income Fund
10.     Investment Quality Bond Fund
11.     Lakefront Fund
12.     LifeChoice Conservative Investor Fund
13.     LifeChoice Moderate Investor Fund
14.     LifeChoice Growth Investor Fund
15.     Limited Term Income Fund
16.     Maine Municipal Bond Fund (Short-Intermediate)
17.     Maine Municipal Bond Fund (Intermediate)
18.     Michigan Municipal Bond Fund
19.     Nasdaq-100 Index Fund
20.     National Municipal Bond Fund
21.     National Municipal Bond Fund (Short-Intermediate)
22.     National Municipal Bond Fund (Long)
23.     New York Tax-Free Fund
24.     Ohio Municipal Bond Fund
25.     Real Estate Investment Fund
26.     Small Company Opportunity Fund
27.     Special Value Fund
28.     Stock Index Fund
29.     Value Fund

Dated as of May 23, 2000